March 16, 2017

Via Edgar and Overnight Delivery

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Kathleen Collins
Edwin Kim
Rebekah Lindsey

	Re:	AppDynamics, Inc. Application for Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-215347)

Ladies and Gentlemen:

AppDynamics, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-1 (File No. 333-215347), initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2016, as thereafter amended, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement has not been declared effective by the SEC and no securities have been issued or sold under the Registration Statement.

The Company is applying for withdrawal of the Registration Statement because the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 24, 2017, by and among the Company, Cisco Systems, Inc., a California corporation (“Cisco”), and Atari Acquisition Corp., a Delaware corporation. Upon consummation of the transactions contemplated by the Merger Agreement and the other agreements signed by the Company in connection therewith, the Company will become a wholly owned subsidiary of Cisco.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Jordan Coleman of Wilson Sonsini Goodrich & Rosati, P.C. via email at jcoleman@wsgr.com or via facsimile at (650) 493-6811. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Should you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Jon Avina or Jordan Coleman of Wilson Sonsini Goodrich & Rosati at (650) 493-9300. Thank you for your assistance.

[Signature Page Follows]

Very truly yours,

By:	/s/ David Wadhwani
David Wadhwani
President and Chief Executive Officer

cc:	Randy Gottfried, AppDynamics, Inc.